SECUI 05038112 MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	. . . 12.00

SEC FILE NUMBER
8-35288

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2005
WASH, D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
NatCity Investments, Inc.

OFFICIAL USE ONLY
017490
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1965 East Sixth Street
(No. and Street)

Cleveland	**Ohio**	**44114**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John P. Beer **(216) 222-3316**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

1300 Huntington Building **925 Euclid Avenue**	**Cleveland**	**Ohio**	**44115**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ***John P. Beer***, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ***NatCity Investments, Inc.*** as of ***December 31, 2004***, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer
Title

Notary Public

Karoline M. Krailo
Notary Public, State of Ohio
My Commission Expires 3/30/08
Recorded in Medina County

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Phone: (216) 861-5000
www.ey.com

Report of Independent Auditors

The Board of Directors
NatCity Investments, Inc.

We have audited the accompanying statement of financial condition of NatCity Investments, Inc. as of December 31, 2004. This statement of financial condition is the responsibility of NatCity Investments, Inc.'s management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of NatCity Investments, Inc.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NatCity Investments, Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 18, 2005

NatCity Investments, Inc.

Statement of Financial Condition

December 31, 2004

Assets	
Cash	$ 6,247,767
Securities owned, at market value	288,395,649
Receivable from clearing firm	3,419,906
Interest receivable	1,262,635
Receivables from employees and affiliated companies	13,212,354
Equipment and improvements, at cost, net of accumulated depreciation of $3,922,166	1,350,051
Goodwill	3,380,227
Membership in exchange, at cost	39,500
Other assets	2,099,613
Total assets	$ 319,407,702
Liabilities and stockholder's equity	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 2,103,979
Accrued interest payable	16,557
Payables to affiliated companies	1,936,260
Accrued compensation	17,128,108
Accounts payable and other accrued expenses	10,203,519
Total liabilities	31,388,423
Subordinated loans from National City Credit Corp.	75,000,000
Unsecured line of credit with National City Capital Corp.	150,000,000
Stockholder's equity:	
Common stock (no par value; stated at $1 per share; 1,000 shares authorized, issued and outstanding)	1,000
Additional paid-in-capital	39,043,124
Retained earnings	23,975,155
	63,019,279
Total liabilities and stockholder's equity	$ 169,407,702

See notes to financial statements.

NatCity Investments, Inc.

Notes to Statement of Financial Condition

December 31, 2004

1. Organization

NatCity Investments, Inc. (the Company), a wholly owned subsidiary of National City Corporation (the Parent), is a registered broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Chicago Stock Exchange.

The Company provides full-service brokerage services to institutional and retail customers on a fully-disclosed basis. The Company also provides investment banking services which include underwriting and investment advisory services. Substantially all of the Company's customers are located in Ohio, Indiana, Kentucky, Pennsylvania, Illinois and Michigan. The Company also acts as an agent for affiliates of the Parent in certain transactions.

The Company trades in municipal obligations, U.S. government and agency securities, money-market instruments, and corporate obligations and is a market maker in seventy-nine common stocks.

The Company clears its securities transactions on a fully disclosed basis through First Clearing Corporation (the clearing broker).

On October 13, 2004, the customer accounts and operations of Provident Securities and Investments (PSI) were merged into the Company. PSI was an operating division of a subsidiary of Provident Financial Group, Inc., which was purchased by the Parent on July 1, 2004.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Securities Transactions

Securities owned are stated at market value. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices.

The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

2. Summary of Significant Accounting Policies (continued)

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase, generally collateralized by U.S. government and agency obligations, are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or reacquired plus accrued interest. Open repurchase and resale agreements are presented net in the accompanying statement of financial condition where net presentation is permitted in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Resale Agreements*. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate. Counterparties are principally financial institutions.

In the normal course of business, the Company obtains securities under resale agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2004, there were no outstanding repurchase or resale agreements.

Equipment and Improvements

Equipment and improvements are recorded at cost. Depreciation is computed principally by the straight-line method using estimated useful lives of the assets. Useful lives range from one to ten years for furniture, fixtures, and equipment; and three to five years for software, hardware, and data handling equipment. Leasehold improvements are amortized over the term of the respective lease plus the first optional renewal period, if applicable.

2. Summary of Significant Accounting Policies (continued)

Goodwill

Goodwill represents the excess of the purchase price over net identifiable assets acquired.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) 142, *Goodwill and Other Intangible Assets.* Under the provisions of SFAS 142, goodwill is no longer ratably amortized into net income over an estimated life, but rather is tested at least annually for impairment. During 2004, management performed impairment testing on goodwill and determined that the asset was not impaired. The Company currently does not have any other indefinite-lived intangible assets on its balance sheet.

Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, securities purchased under agreements to resell and certain receivables are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including securities sold, not yet purchased, securities sold under agreements to repurchase, liabilities subordinated to claims of general creditors and certain payables are carried at fair value or contracted amounts approximating fair value.

Use of Estimates in the Preparation of Financial Statements

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. Transactions with Customers

For transactions in which the Company, through the clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor the required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

4. Guarantees

The Company applies the provisions of the FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45) which provides accounting and disclosure requirements for certain guarantees. As described in Note 3, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2004, the total amount of customer balances maintained by its clearing broker and subject to such indemnification was approximately $263,521. Of this amount, $200,000 was recorded as a liability accrued at December 31, 2004. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

5. Subordinated Debt and Other Borrowings

The Company has an unsecured subordinated line of credit with National City Credit Corp., a subsidiary of the Parent. The Company may borrow up to $75,000,000 on this line with interest at 0.75% above the one-month LIBOR. At December 31, 2004, the Company had $75,000,000 outstanding. Loans under these debt facilities are subordinated to all claims of general creditors of the Company. Moreover, they constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

Also, the Company has an unsecured line of credit with National City Capital Corp., a subsidiary of the Parent. The Company may borrow up to $600,000,000 on this line with interest at one-month LIBOR. At December 31, 2004, the Company had $150,000,000 outstanding.

6. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent and the Parent's affiliates.

Cash balances with affiliated organizations at December 31, 2004 were $319,867. Investments in money market and mutual funds at December 31, 2004 for which an affiliated organization was the fund advisor were $43,796,907, and are classified as securities owned.

7. Securities Owned

Securities owned are recorded at market value and consist of the following at December 31, 2004:

Obligations of the U.S. government or its agencies	$ 3,068,028
State and municipal obligations	21,445,389
Corporate obligations	2,974,830
Stocks and warrants	5,683,135
Loans guaranteed by federal agencies	216,081,310
Money market funds	38,378,894
Other securities	764,063
	$288,395,649

8. Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by the Parent. The Parent's policy is to allocate income taxes to its subsidiaries on a separate return basis, which includes any net operating income or losses or alternative minimum taxes, subject to recognition of such items on a consolidated basis.

Deferred tax assets were $3,385,000 as of December 31, 2004 and result primarily from deferred compensation deductions. Income tax payment due to Parent at December 31, 2004 was $3,618,000. Net federal and state tax payables are included in receivables from employees and affiliated companies on the statement of financial condition.

9. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (the Commission) under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2004, the Company had net capital of $81,773,623, which was $69,821,327 in excess of its required net capital of $11,952,296. The Company's ratio of aggregate indebtedness to net capital was approximately to 2.19 to 1.

10. Employee Benefit Plans

The Parent sponsors a deferred compensation plan. This is a nonqualified plan not subject to Employee Retirement Income Security Act (ERISA) requirements. In accordance with applicable regulations, this plan is only offered to a limited number of highly compensated and senior management employees. Employee contributions are included in other liabilities of the Parent. This liability fluctuates based on market gains or losses of investment funds that the eligible employees choose to mirror. In 2004, this liability was assumed by the Parent with no related expense incurred by the Company.

11. Commitments and Contingencies

Future minimum annual lease payments under operating leases are as follows:

Years ending December 31:	
2005	$ 3,710,088
2006	784,106
2007	663,576
2008	580,406
Thereafter	608,346
	$ 6,346,522

The Company has also entered into service agreements with third party service providers with a total commitment of $3,252,923 at December 31, 2004. The aggregate minimum annual commitment under these agreements total approximately $1,448,539 in 2005, and $1,804,384 thereafter.

11. Commitments and Contingencies (continued)

In the ordinary course of its business, the Company is a defendant or co-defendant in legal actions primarily relating to its broker-dealer activities. It is the opinion of management, after consultation with counsel, that the resolution of these actions will not have a material adverse effect on the financial position and results of operations of the Company.

12. SBA Securitization

The Company purchases the guaranteed portion of Small Business Administration (SBA) loans from third-party lenders and then securitizes these loans into SBA guaranteed pooled securities through the use of a fiscal and transfer agent approved by the SBA. The certificates are then sold directly to institutional investors, achieving legal isolation.

Once the legal isolation test has been met under SFAS 140, other factors concerning the nature and extent of the transferor's control over the transferred assets are taken into account in order to determine whether derecognition of assets is warranted, including whether the SPE has complied with rules concerning qualifying special-purpose entities.

The process of securitizing SBA loans into pools of SBA certificates is prescribed by the SBA and must be followed to obtain the SBA guarantee. This process has been developed to meet the requirements for sale treatment under SFAS 140. An SBA approved fiscal and transfer agent associated with the SBA securitizations issues certificates once all the necessary documents to support the transaction have been provided. The Company retains beneficial interests in the securitized assets in the form of interest-only strips. The SBA guarantees the credit risk with respect to the loans sold. In accordance with SFAS 140, securitized loans are removed from the balance sheet at the time of initial sale and each subsequent sale when the combined net sales proceeds and, if applicable, retained interests differ from the loans' allocated carrying amount.

Retained interests in the SBA securitizations are classified as trading securities and are included in securities owned at market value on the balance sheet. The Company uses assumptions and estimates in determining the fair value allocated to the retained interests at the time of sale and each subsequent sale in accordance with SFAS 140. These assumptions and estimates include projections concerning rates charged to customers, the expected life of the receivables, credit loss experience, loan repayment rates, the cost of funds, and discount rates commensurate with the risks involved.

12. SBA Securitization (continued)

On a quarterly basis, management reviews the historical performance of each retained interest and the assumptions used to project future cash flows. If past performance and future expectations dictate, assumptions are revised and the present value of future cash flows is recalculated.

During 2004, the Company securitized one pool of Small Business Administration (SBA) loans totaling $8.7 million. Retained interests in the form of interest-only strips were recognized with an initial carrying value of approximately $662,000. The fair value of these interest-only strips at December 31, 2004 was $639,000.